1001 Air Brake Avenue Wilmerding, PA 15148	Phone: 412.825.1000 Fax: 412.825.1305

October 5, 2018

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549

Attention:	Patrick Kuhn Doug Jones J. Nolan McWilliams John Dana Brown

Re:	Westinghouse Air Brake Technologies Corporation Revised Preliminary Proxy Statement on Schedule 14A Filed September 17, 2018 File No. 033-90866

Ladies and Gentlemen:

Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec,” the “Company,” “we,” “our” or “us”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 1, 2018 (the “Comment Letter”) with respect to our Revised Preliminary Proxy Statement on Schedule 14A, filed September 17, 2018 (the “Proxy Statement”).  We are concurrently filing a further revised Proxy Statement (the “Second Amended Proxy Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses.  The responses relating to General Electric Company (“GE”), GE Transportation and Transportation Systems Holdings Inc. (“SpinCo”) have been provided to Wabtec by GE and its counsel.

For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Proxy Statement.

Securities and Exchange Commission
October 5, 2018

Schedule 14A Filed September 17, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation

Cash Flows

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Operating Activities, page 163

1.
Please clarify the analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. References to results of operations, which are prepared on the accrual basis of accounting, noncash items (e.g., deferred income taxes) and working capital items may not provide a sufficient basis for an investor to fully understand how cash was actually impacted by operating activities. The disclosure should address the drivers underlying each factor cited. Refer to the guidance previously cited for further information. Make conforming changes to the fiscal year end operating cash flow analysis, as appropriate.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 162 and 163 in the Second Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 171

2.
Please clarify how the amounts presented for notes 7(d) and 7(k) in the pro forma condensed combined statements of income for the six months ended June 30, 2018 are consistent with the amounts within these notes on pages 178 and 179, respectively.

Response:

The pro forma adjustments to Cost of goods sold and Cost of services sold of $19.6 million and $(3.1) million, respectively, included in note 7(d), include an estimate of additional depreciation expense following the consummation of the Transactions. As reflected in the updated disclosure that we have included in the Second Amended Proxy Statement in response to the Staff’s comment 6, for the six months ended June 30, 2018, $6.7 million and $3.1 million of estimated depreciation expense is included in Cost of goods sold and Cost of services sold, respectively.  In addition, the pro forma adjustment with respect to Cost of goods sold also reflects the impact on Cost of goods sold in the amount of $26.3 million of eliminating sales between Wabtec and GE Transportation, which will be considered intercompany sales following the consummation of the Transactions. The pro forma adjustment for the “Cost of goods sold” line item of $19.6 million in the pro forma condensed combined statements of income for the six months ended June 30, 2018 on page 171 in the Second Amended Proxy Statement includes both the $6.7 million of estimated depreciation expense, offset by the $26.3 million of eliminated expenses relating to the sales between Wabtec and GE Transportation, to result in the $19.6 million pro forma adjustment to Cost of goods sold.

Securities and Exchange Commission
October 5, 2018

The difference between the $66.8 million of pro forma adjustments to Interest expense, net for the six months ended June 30, 2018 in note 7(k) on page 178 in the Second Amended Proxy Statement and the $55.2 million of pro forma adjustments to Interest expense, net in the pro forma condensed combined statements of income for the six months ended June 30, 2018 on page 171 in the Second Amended Proxy Statement reflects $11.6 million of expenses incurred to secure the Bridge Commitments that were included in Wabtec’s historical financial results for the six months ended June 30, 2018. These financing expenses were nonrecurring charges that are directly attributable to the Transactions. Note 7(k) has been revised to include these financing expenses in the summary of pro forma adjustments to Interest expense, net. Please see page 178 in the Second Amended Proxy Statement.

3.
Refer to the pro forma condensed combined balance sheet as of June 30, 2018. It appears from the description of note 7(h) on page 178 this note should be associated with the “deferred income taxes” line within “other assets” rather than “other noncurrent assets,” and the amount of $64.4 should be in the “pro forma adjustments” column rather than the “reclassification adjustment” column. This revised presentation appears to be consistent with the presentation stated in this note for the “deferred income taxes” line within “liabilities.” Please revise or advise.

Response:

The GE Transportation historical deferred income tax balance of $64.4 million recorded in the “Deferred income taxes” line item under “Other assets” on the pro forma condensed combined balance sheet as of June 30, 2018 has been reclassified within the “Reclassification Adjustment” column from the “Deferred income taxes” line item to the “Other noncurrent assets” line item to conform the historical balance sheet presentation of GE Transportation to the historical balance sheet presentation of Wabtec. The $64.4 million of deferred income tax assets has been properly eliminated from the “Other noncurrent assets” line item in the “Pro Forma Adjustments” column to give effect to the fact that historical GE Transportation deferred income tax assets are unlikely to be realizable to the combined company following the consummation of the Transactions.

4.	In the notes to pro forma statements, please clarify how notes 7(b), 7(c) and 7(g) support the amount of $(127.2) in the “pro forma adjustments” column for “cash and cash equivalents.”

Response:

In response to the Staff’s comment, note 7(b) has been updated to include an additional table showing the items resulting in the $127.2 million decrease in “Cash and cash equivalents” that was included in the “Pro Forma Adjustments” column. Please see page 177 in the Second Amended Proxy Statement. Additionally, to add clarity, the note references in the pro forma condensed combined balance sheet as of June 30, 2018 have been revised for the “Cash and cash equivalents” line item to only reference note 7(b) since the revised note 7(b) provides details regarding the transactions originally addressed by reference to notes 7(c) and 7(g). Please see page 173 in the Second Amended Proxy Statement.

Securities and Exchange Commission
October 5, 2018

5.	In the notes to pro forma statements, please clarify how notes 7(c) and 7(g) support the amount of $2,810.7 in the “pro forma adjustments” column for “long-term debt.”

Response:

In response to the Staff’s comment, note 7(c) has been updated to clarify that the additional borrowings are presented net of debt issuance costs of $21.8 million. This amount, when taken together with the settlement of GE Transportation’s loans in the amount of $67.5 million set forth in note 7(g), supports the amount of $2,810.7 in the “Pro Forma Adjustments” column for “Long-term debt.” Please see page 177 in the Second Amended Proxy Statement.

6.
For note 7(d) on page 178, please quantify the amount of this adjustment for the year ended December 31, 2017 attributed to each of “cost of goods sold” and “cost of services sold” to which it relates in order to discern the amounts attributed to note 7(a) for these line items.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 177 in the Second Amended Proxy Statement.

7.
For note 7(i) on page 178, please quantify the amount of this adjustment attributed to each of current “other accrued liabilities” and “other long term liabilities” to which it relates in order to discern the amounts attributed to note 7(a) for these line items.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 178 in the Second Amended Proxy Statement.

8.	For note 7(m) on page 179, please quantify the amount attributed to “additional paid in capital” in order to discern the amount attributed to note 7(a) for this line item.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 178 in the Second Amended Proxy Statement.

Notes To Combined Financial Statements

Note 3. Revenue Related to Contracts with Customers

Manner In Which Contract Modifications Are Treated, page F-21

9.
It is disclosed on page F-21 that contract modifications that significantly change the scope and/or price of contracts are accounted for prospectively. Please explain to us how this treatment complies with the guidance on contract modifications in ASC 606-10-25-10 through 13 and ASC 606-10-32-45.

Securities and Exchange Commission
October 5, 2018

Response:

Under the new revenue standard, contract modifications will generally result in prospective recognition of changes to GE Transportation’s estimates of contract billings and costs principally within GE Transportation’s CSA and highly customized locomotive portfolios. This outcome results from GE Transportation’s conclusions that each individual day of standing-ready in a CSA or the production of each highly customized locomotive is a distinct good or service which forms a single performance obligation under the series guidance. As significant modifications to GE Transportation’s contracts commonly add additional distinct good or services, ASC 606-10-25-10 through 13 precludes a cumulative-catch up to be recognized.  In the rare situations where a modification only affects the transaction price, ASC 606-10-32-45 requires prospective treatment when the remaining distinct goods or services are distinct.

GE Transportation acknowledges that if additional goods and services are added that are not distinct from the remaining goods or services, a cumulative catch-up approach may be required. These forms of modifications are generally not significant and therefore not separately disclosed in GE Transportation’s financial statements.

Note 13. Income Taxes, Page F-29

10.
We note your response to prior comment 26. Please consider disclosing information consistent with your response, as this appears it may be material to shareholders’ understanding of the business to be acquired. Since the business to be acquired appears to continue to have foreign operations, please discuss within the filing the reorganization of foreign operations and its anticipated impact on future operations.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 160 and 162 in the Second Amended Proxy Statement.

Note 19. Segment Information And Major Customers, page F-36

11.	The measure “operating income” is referred to on pages F-37 and F-60 but it is not presented in the statement of earnings. Please explain what operating income consists of.

Response:

Please see the response in comment 12 below.

12.
Operating income is also referred to on pages F-21 and F-52. Please tell us and disclose as appropriate if this measure on these pages is consistent with “operating income” referred to in the segment note. If not, please disclose what operating income on these pages consists of and revise the label of either the measure on these pages or in the segment note to prevent confusion to shareholders. Additionally, please consider Item 10(e)(1)(ii)(E) of Regulation S-K in labeling this measure on these pages and in the segment note.

Securities and Exchange Commission
October 5, 2018

Response:

In response to the Staff’s comment, we note that operating income, which GE Transportation management defines as Gross profit less Selling, general and administrative expenses, is used consistently throughout the document, including in the segment note and on pages F-21 and F-52 as well as in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation”. With respect to Item 10(e)(1)(ii)(E) of Regulation S-K, GE Transportation management does not believe that “operating income”, as such term is used in the document, is the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures as such term is explicitly defined under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation—Presentation” on page 156 in the Second Amended Proxy Statement and used consistently throughout the document (including within the notes to GE Transportation’s financial statements).

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (412) 825-1420.

Very truly yours,

/s/ David L. DeNinno

David L. DeNinno
Executive Vice President, General Counsel and Secretary

cc:	Albert J. Neupaver, Executive Chairman, Wabtec Randi L. Strudler, Jones Day Peter E. Devlin, Jones Day